Mail Stop 4561

October 9, 2007

VIA U.S. MAIL AND FAX (813) 289-5553

Giuseppe Crisafi
CFO
The Amacore Group, Inc.
1211 North Westshore Boulevard, Suite 512
Tampa, FL 33607

   Re: The Amacore Group, Inc.
     Form 10-KSB for Fiscal Year Ended
     December 31, 2006
     Filed April 17, 2007
     Form 10-QSB for Quarterly Period Ended
     June 30, 2007
     Filed August 20, 2007
     File No. 000-27889

Dear Mr. Crisafi:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit), page 19

1.   We note your line item called other derivative activities. Please tell us the nature
        of this line item and reference the authoritative accounting literature relied upon.

Notes to Consolidated Financial Statements

Note 7. Notes and Loans Payable, page 25

2.   Please tell us the conversion terms of your convertible promissory notes payable
        and tell us whether these instruments meet the definition of a conventional
        convertible instrument in accordance with SFAS 133 and EITF 05-2. To the
        extent that these are conventional convertible instruments, tell us whether they
        contained a beneficial conversion feature at the time of issuance, and if
        applicable, tell us how you applied the guidance in EITF 98-5. Additionally
        revise your disclosure in future filings to include a discussion of the terms of the
        conversion features related to these instruments.

Note 9. Preferred Stock, page 26

3.   We note you issued series D convertible preferred stock and series E convertible
        preferred stock during 2006. We note these securities have fixed maturity dates.
        Please tell us how you have complied ASR 268 and paragraph 60 of EITF 00-27,
        or tell us why you believe it was not necessary to record the preferred stock as
        temporary equity. Also, please tell us if these instruments contain a beneficial
        conversion feature. If applicable, please tell us how you complied with EITF 98-
        5, or tell us why you believe it was not necessary to record a beneficial conversion
        feature.

4.   We note the holders of the series C mandatory convertible preferred stock
        exchanged these instruments for series D convertible preferred stock. Please tell
        us how you accounted for this exchange, and reference the authoritative
        accounting literature relied upon.

Note 11. Warrants, page 28

5.   We note you issued warrants during 2005 and 2006. It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R), specifically the fair value information, intrinsic value information and the compensation expense recorded. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R). Also, please tell us if these warrants were issued to employees or were issued for services and where you have recorded the warrants on your balance sheet.

Exhibit 31.1 and 31.2

6.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, you have included the title of the certifying individual at the beginning of the certification and you have replaced the words "most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-QSB for the quarterly period ended June 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introductory Overview, page 13

7.   Please tell us the Company's accounting policy with respect to the development of software for internal use. Given that the Company has appeared to expend significant effort developing software for internal use during 2007, explain to us why this policy was not included in your summary of significant accounting policies or your critical accounting policies.

Exhibit 31.1 and 31.2

8.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Please amend your filing to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant